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                              September 15, 2021

       Bill W. Wheat
       Chief Financial Officer
       D.R. Horton, Inc.
       1341 Horton Circle
       Arlington, Texas 76011

                                                        Re: D.R. Horton, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 20,
2020
                                                            File No. 001-14122

       Dear Mr. Wheat:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. Please revise your disclosure to identify any material past and/or future capital expenditures for
climate-related projects. If material, please quantify these expenditures.
   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            increased
competition to develop innovative new products that result in lower emissions;
                                                            increased demand
for generation and transmission of energy from alternative energy sources; and
                                                            any anticipated
reputational risks resulting from operations or products that produce material greenhouse
gas emissions.
   3. If material, discuss the significant physical effects of climate change on your operations and results. This
disclosure may include the following:
 Bill W. Wheat
D.R. Horton, Inc.
September 15, 2021
Page 2
                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                any weather-related impacts on the cost or availability of insurance.
4. Disclose any material litigation risks related to climate change and the potential impact to the company.
5. Quantify any material increased compliance costs related to climate change.
6. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-3765
with any questions.



FirstName LastNameBill W. Wheat                                Sincerely,
Comapany NameD.R. Horton, Inc.
                                                               Division of
Corporation Finance
September 15, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName